Exhibit 99.1

Foresight Completes Integration of NVIDIA Platforms for Use in Autonomous Machines and Vehicles

Ness Ziona, Israel – November 4, 2020 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that it has completed integration of its QuadSight® software on the NVIDIA® Jetson AGX Xavier™ platform, suitable for shuttles, agriculture, heavy equipment machines and more.

Moreover, Foresight is now part of NVIDIA Inception, an acceleration platform that offers go-to-market support, expertise, and technology assistance to artificial intelligence (AI) and data science startups transforming industries using NVIDIA graphics processing unit (GPU) accelerated solutions. Foresight also continues its software integration efforts with the NVIDIA DRIVE platform to help accelerate development of autonomous vehicles (AVs).

The NVIDIA Jetson AGX Xavier platform enables Foresight to run its stereoscopic obstacle detection software, composed of both a visible-light and an infrared channel, designed to provide accurate information about any object in harsh weather and lighting conditions. The NVIDIA platform also allows Foresight to perform fusion between the visible-light and infrared channels, generating an accurate depth map while reducing false alerts. Jetson AGX Xavier offers outstanding AI capabilities with big workstation performance in a small form factor (32 trillion operations per second at 30 watts), making it ideal for autonomous machines such as industrial and heavy equipment vehicles.

Foresight also uses NVIDIA DRIVE, an open and scalable AV hardware and software platform that spans from the cloud to the car and back. This end-to-end software-defined AI solution allows Foresight to further develop its technology for passenger vehicles and offer enhanced perception, localization and 3D mapping capabilities that are key for safe autonomous and highly automated driving.

“Foresight’s revolutionary stereoscopic vision solutions are based on advanced algorithms for image processing, 3D video analysis and sensor fusion. Our solutions require cutting-edge computing infrastructure that enables high performance advanced image processing algorithms,” said David Lempert, Foresight’s Vice President of R&D. “We are confident that NVIDIA’s platforms offer the best possible solutions for our needs. As more and more players in the automotive and autonomous machines markets select NVIDIA as their preferred platform, we believe that choosing to integrate the AI leader’s computing platforms will help us to further develop our technological capabilities and expand our product offerings across different market segments.”

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of sensors systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses continuing its software integration efforts with the NVIDIA DRIVE platform to help accelerate development of AVs, the potential benefits of the NVIDIA platforms, and that choosing to integrate the AI leader’s computing platforms will help Foresight to further develop its technological capabilities and expand its product offerings across different market segments. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Foresight's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:
Miri Segal-Scharia
CEO
MS-IR LLC
msegal@ms-ir.com
917-607-8654